EXHIBIT 99.2

January 10, 2022

Mr. Craig Kauffman
Chief Executive Officer
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Craig,

I recently heard a rumor that Larry Miller, the former chief executive officer of Codorus Valley Bancorp, Inc. (“CVLY”) and chairman of CVLY’s board of directors (the “Board”), was in the process of exploring a potential sale of CVLY during the past fall but abandoned those plans because he believed that you “deserved a chance” to run CVLY. This was a rumor, so I have no idea whether it is true or, if so, I have accurately described the situation, but based on what I know about Mr. Miller, the Board and CVLY, it sounds plausible enough and prompts the following questions:

Are you CEO because you will substantially increase shareholder value or because it is “your turn?” Driver Opportunity Partners I LP (together with Driver Management Company LLC, “Driver”) owns approximately 6.72% of CVLY’s outstanding common stock (the “Common Stock”) and is, unabashedly, a capitalist. You could even say that we love capitalism. Driver bought its shares of Common Stock because, in its opinion, they were undervalued and, to be blunt, expects you and the Board to take action to substantially increase shareholder value. Are you planning on taking action to substantially increase shareholder value or can we expect more of the same indifference towards value creation as amply demonstrated by your predecessor Mr. Miller, who seemed more than content to simply enjoy the benefits of an indulgent board without any concern for accountability?

Do you have an actual plan to increase shareholder value or do you intend to simply keep repeating vague aspirational goals? I believe that we have spoken only twice since Driver filed its first Schedule 13D on July 6, 2021, more than six months ago, despite the fact that Driver is one of CVLY’s largest shareholders. On both occasions, you indicated that CVLY was focused on becoming more oriented towards commercial lending, which, without further detail, appears to be nothing more than a vague aspirational goal. Do you have specific plans on how to transform CVLY into a commercially focused bank, such as targets (and milestones) for commercial loan and non-interest bearing deposit growth, treasury management business and the like? Do you have a timeline for when this transformation is going to occur? Most importantly, do you have projections showing how (and when) this transformation will impact shareholder value and to what extent?

Do you know what CVLY would be worth in a sale? When we spoke in December, I mentioned that, in my opinion, CVLY shareholders could receive $31.00 per share or more in a sale. Given that you did not dispute my opinion, my guess is that you agree with that conjecture. However, if you do not agree that CVLY shareholders could receive $31.00 or more per share in a sale, I would appreciate hearing your views as to what CVLY might be worth in a sale.

Is any plan you might have likely to deliver more value to CVLY shareholders than what they might be able to obtain in a sale now? When we spoke in December, I tried to make my position as clear as possible: I think CVLY would be worth $31.00 per share or more in a sale now and I was open to hearing any reasonable case as to how you and the Board would be able to deliver greater shareholder value, taking into account all relevant risks and uncertainties, by remaining independent. Put bluntly, I was asking you to explain to me, as a shareholder, in economic terms, how I would be better off by CVLY remaining independent than finding a buyer. My sense is that you were neither expecting such a direct question nor had you thought of the issue in those terms and my recollection is that I suggested that you give it some serious consideration. However, I am putting that question to you again now and would appreciate an equally direct response.

250 Park Avenue

7th Floor

New York, NY 10177

Are you familiar with the concept of “earning your independence?” Though it may only be paid lip service in most cases, earning your independence is a concept that I believe is fairly well known by publicly traded bank CEOs and investors and refers to the notion that, in a still highly fragmented industry where consolidation remains the dominant secular trend and where economies of scale are easily realized, a bank CEO (and board of directors) can only justify being independent to his/her and their shareholders instead of selling at a premium by delivering shareholders superior risk adjusted returns over the long term. I do not believe that CVLY has earned (or is earning) its independence nor do I believe that merely attaining peer levels of profitability will qualify CVLY as having earned its independence.1 Do you subscribe to the notion of earning your independence or do you instead believe that CVLY’s existence as an independent entity is unrelated to its investors/shareholders/owners’ return on their investment? To the extent that you do not subscribe to the notion of earning your independence, what obligation do you think that you, the Board and/or CVLY have to shareholders?

Do you think that CVLY is earning its independence? If so, I would appreciate the chance to better understand the basis of that opinion, since, as mentioned above, I do not believe that CVLY is earning its independence. If you do not believe that CVLY is earning its independence, then, the obvious question is: what are you and the Board going to do about it?

Are you prepared to be accountable for CVLY’s performance? I am going to hazard a guess that, if the above-mentioned rumor is correct, you were in favor of abandoning any exploration of a sale to get your chance to run CVLY. While you may think you are up to the challenge, the real question is whether you are prepared to be accountable for CVLY’s performance and results. In terms of accountability, I think an ideal place to start is by explaining your role in (i) the decision to make an $8 million loan to Richard Welkowitz and/or his affiliates and (ii) the determination to significantly reduce targeted return on equity for calculating cash bonuses in order to minimize the impact (to executives, not shareholders) of writing off that loan. Based on my review of CVLY’s public filings, it seems obvious to me that Mr. Miller, with the Board’s complicity, operated on the principle of “heads I win, tails shareholders lose” whereby Mr. Miller took pains to insulate himself and his leadership team from losses (like charging off the Welkowitz loan) suffered by shareholders.

In my opinion, the Board has repeatedly demonstrated that it is feckless and entirely incapable of putting shareholders’ interests before its loyalty to Mr. Miller. Given the value that I believe CVLY shareholders would receive in a sale, it is hard for me to interpret any commitment by the Board to let you “have your shot at running CVLY” as anything more than a determination to maintain the status quo, meaning total disregard for shareholder value. To the extent that you believe that I am mistaken, I would welcome an opportunity to hear your opinions on the matters raised in this letter.

#nounearnedindependence

Very truly yours,

/s/ J. Abbott R. Cooper

___________

1 See the total return comparison on Exhibit A.

2

Exhibit A

Total Return Comparison

Period ended 12/31/21	CVLY	Dow Jones U.S. Micro Cap Bank Index	Difference
1 year	30.45%	45.99%	(1,554	)bps
3 years	16.47%	47.07%	(3,060	)bps
5 years	(0.68)%	46.77%	(4,745	)bps

Source:  S&P Capital IQ

3